

YUKON TERRITORY
WATSON LAKE
ATLIN
CASSIAR
JUNEAU
DEASE LAKE
FORT NELSON
BRITISH
COLUMBIA
FORT St. JOHN
STEWART
DAWSON CREEK
PROPERTY LOCATION
ALBERTA
PRINCE RUPERT
TERRACE
SMITHERS
KITIMAT
PRINCE GEORGE
Queen
Charlotte
Islands
WILLIAMS LAKE
Fraser
River
REVELSTOKE
ASHCROFT
KAMLOOPS
KELOWNA
PENTICTON
PRINCETON
HOPE
TRAIL
Vancouver
Island
COURTENAY
VANCOUVER
VICTORIA
UNITED STATES
IMPACT EXPLORATIONS INC.
MET 1 CLAIM (704759)
LOCATION MAP
N.T.S. 92I - 10
MOUNT DURAND AREA, B.C.
SCALE 1 7,500,000
DATE JAN.2010
DRAWN BY: J.M.
FIGURE 1
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Kamloops Lake
Savona
Leighton
Duffy Lake
MET 1 CLAIM
704759
IMPACT EXPLORATIONS INC.
MET 1 CLAIM (704759)
CLAIM MAP
N.T.S. 921-10
MOUNT DURAND AREA, B.C.
0
2
4
6 KM.
SCALE 1-100,000
DATE: JAN. 2010
DRAWN BY: J.M.
FIGURE: 2
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IMPACT EXPLORATIONS INC.
MET 1 CLAIM (704759)
REGIONAL GEOLOGY
N.T.S. 92I-10
MOUNT DURAND AREA, B.C.
SCALE : 1:250,000
DATE : JAN. 2010
DRAWN BY : J.M.
FIGURE : 3a
After Map 7217G Ashcroft, B.C., 1972
Dept of Energy, Mines & Resources.
MET 1
CLAIM
Kamloops Lake
Thompson River
Kamloops
Durand Creek
Cherry Creek
Guichon Creek
Meadow Creek
Stump Lake
120°30'
50°30'



LEGEND
CENOZOIC
TERTIARY
MIOCENE OR EARLIER
KAMLOOPS GROUP
11 12
11. Rhyolite, andesite, and basalt: associated tuffs, breccias and agglomerates. May include some younger basalts
12. TRANQUILLE BEDS: conglomerate, sandstone, shale, tuff; thin coal seams
10
COLDWATER BEDS: conglomerate, sandstone, shale, and coal; 10a. similar to 10, but may include younger beds
MESOZOIC OR CENOZOIC
CRETACEOUS OR TERTIARY
8
Andesite, basalt; picrite, agglomerate, breccia, and tuff; minor conglomerate and sandstone
MESOZOIC
JURASSIC AND(?) LATER
4
COAST INTRUSIONS: granite, granodiorite, gabbro; 4a, Iron Mask batholith; syenite, monzonite, diorite, gabbro; 4b, pyroxenite and peridotite. Probably not all of the same age, and may be in part post-Lower Cretaceous
TRIASSIC
UPPER TRIASSIC
NICOLA GROUP
3
Greenstone; andesite, basalt; agglomerate, breccia, tuff; minor argillite, limestone, and conglomerate
PALÆOZOIC
CARBONIFEROUS AND PERMIAN
CACHE CREEK GROUP (?)
2
Greenstone, generally slightly sheared. May include some Triassic rocks (3)
1 1A
Argillite, quartzite, hornstone, limestone, sheared conglomerate, breccia, greenstone, and serpentine; 1A. limestone



IMPACT EXPLORATIONS INC.

MET 1 CLAIM (704759)

LEGEND FOR FIG. 3a

N.T.S. 92I-10 — MOUNT DURAND AREA, B.C.

SCALE: –	DATE: JAN. 2010
DRAWN BY: J.M.	FIGURE: 3b

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